RECEIVED

2010 MAY 27 P 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

25 May 2010

[redacted]

10015793

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 30 April 2010, 3 May 2010, 7 May 2010 and 10 May 2010 in connection with the Company in duplicate for your files.

SUPPL

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

dlw 5/28

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 0017)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
Mr. LIANG Chong-Hou, David
Mr. LEUNG Chi-Kin, Stewart
Mr. CHENG Chi-Kong, Adrian

Non-executive directors:
Mr. CHENG Kar-Shing, Peter
Mr. CHOW Kwai-Cheung
Mr. LIANG Cheung-Biu, Thomas
Ms. KI Man-Fung, Leonie, JP

Independent non-executive directors:
Mr. YEUNG Ping-Leung, Howard
Dr. CHA Mou-Sing, Payson, JP
(alternate director to Dr. Cha Mou-Sing, Payson:
Mr. CHA Mou-Zing, Victor)
Mr. HO Hau-Hay, Hamilton
Mr. LEE Luen-Wai, John, JP

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

3 May 2010

*To the shareholders and, for information purposes only,
the holders of the outstanding share options of the Company*

Dear Sir or Madam,

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 31 DECEMBER 2009

Particulars of the Interim Dividend

On 17 March 2010, the Directors of New World Development Company Limited (the "Company") announced an interim dividend for the six months ended 31 December 2009 ("the Interim Dividend") in scrip form equivalent to HK$0.10 per share with a cash option to shareholders on the register of members of the Company on 14 April 2010.

Accordingly, each shareholder has the choices of receiving in respect of the Interim Dividend:

(a) an allotment of new shares with a nominal value of HK$1.00 each of the Company ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equals to the total amount of Interim Dividend which such shareholder could elect to receive in cash in respect of HK$0.10 per share; or

(b) cash of HK$0.10 per share; or

(c) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted under (a) and (c) above, the market value of a New Share will be calculated as an amount equal to 97% of the average of the closing prices of one existing share of the Company on The Stock Exchange of Hong Kong Limited for the five consecutive trading days commencing from and including 4 May 2010 (on which such price is available) as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing shares for which cash election is not made} \times \frac{\text{HK\$0.10}}{\text{five trading days average closing price} \times \frac{97}{100}}$$

Consequently, it will not be possible to determine until after the close of business on 10 May 2010, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled.

An announcement setting out the basis of allotment of the New Shares will be made after the close of business on 10 May 2010.

The number of New Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to New Shares under choices (a) and (c) above will not be issued but will be refunded in cash to the respective shareholders concerned.

Stock Exchange Listing and Certificates

The shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing or permission to deal on any other exchange being or proposed to be sought.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the New Shares.

It is expected that certificates for the New Shares and cheques for cash entitlements will be posted to shareholders at the risk of those entitled thereto on or before 2 June 2010. The New Shares when issued and allotted will not rank for the Interim Dividend but will rank pari passu in all other respects with the existing shares of the Company. Dealing of the New Shares on The Stock Exchange of Hong Kong Limited will commence on 4 June 2010 after despatch to shareholders of the certificates for the New Shares.

Form of Election

A form of election has been prepared and sent herewith for use by shareholders who wish to receive the Interim Dividend wholly in cash or partly in cash and partly by the issue of New Shares, or to make a permanent election to receive cash in lieu of any future dividend in scrip form.

Shareholders who wish to elect to receive all or part of the Interim Dividend in cash in lieu of allotment of New Shares must complete the form of election in accordance with the instructions printed thereon and return them to the Company's Share Registrar, Tricor Tengis Limited, 26/F,

Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong so as to arrive not later than 4:00 p.m. on Tuesday, 18 May 2010. No acknowledgment of receipt of the form of election will be issued. Those shareholders electing to receive New Shares are advised to refer to the announcement to be made after the close of business on 10 May 2010 regarding the basis of allotment of the New Shares.

Shareholders who wish to receive the Interim Dividend wholly in form of New Shares should not complete the form of election.

No form of election will be sent to any shareholder who has made earlier a permanent election to receive cash in lieu of any future dividend in scrip form. Any such shareholder wishing to change his existing permanent election for cash and to elect to receive New Shares or partly New Shares and partly cash must give at least seven days' notice in writing before 18 May 2010 (i.e. on or before 11 May 2010) to Tricor Tengis Limited at the address stated above.

Overseas Shareholders

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia. After making enquiries with legal advisers in relevant jurisdictions regarding legal restrictions and regulatory requirements, the Company understands there are restrictions from inviting shareholders in those jurisdictions to receive the Interim Dividend in scrip form, either absolutely or unless local approval, registration or other requirements or formalities are complied with.

In particular, the Company has been advised by lawyers in Malaysia that based on their interpretation of the Capital Markets and Services Act 2007, the scrip dividend scheme would necessitate registration of a prospectus with the Securities Commission of Malaysia under section 232 of the Capital Markets and Services Act 2007.

In these circumstances, the Directors consider that it would be necessary or expedient for shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia not to be permitted to receive the Interim Dividend in scrip form. Such shareholders will receive the Interim Dividend wholly in cash. This document will be sent to those shareholders for information only.

All other shareholders with a registered address outside Hong Kong or otherwise resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the Interim Dividend in scrip form or if any governmental or other consent is required or other formalities need to be observed. No person resident in any territory outside Hong Kong and no person receiving in any territory outside Hong Kong a copy of this document and/or a form of election may treat the same as an invitation to him to subscribe shares unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This document and the form of election will not be registered in Hong Kong or in any other jurisdiction.

The Directors have been advised by the relevant local legal advisers that in relation to shareholders who are resident in the provinces of British Columbia and Ontario, Canada (the "Canadian Shareholders"), the New Shares obtained by Canadian Shareholders by way of scrip dividend will be restricted securities in Canada. Accordingly, Canadian Shareholders that intend to sell the New Shares acquired in the scrip form of the Interim Dividend must: (i) effect the sale through an appropriately registered dealer or pursuant to an exemption from the dealer registration requirement under applicable provincial and territorial securities laws, instruments and rules in Canada and (ii) satisfy the prospectus filing requirement under local provincial and territorial securities laws, instruments and rules in Canada or rely on an exemption from the same. Canadian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Interim Dividend in scrip form and in relation to future sale of any shares so acquired.

Shareholders who are resident in Australia (the "Australian Shareholders") should note that, according to advice obtained by the Company from local legal advisers in Australia, in some circumstances the Corporations Act 2001 (Cth) of Australia imposes certain restrictions on the on-sale of shares in Australia without a disclosure document in the 12 months following the original issue of shares in reliance on an exemption, unless an exception or exemption applies. The Australian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Interim Dividend in scrip form or cash form and in relation to future sale of any shares so acquired.

Shareholders having a registered address in the Philippines should note that exemption from the registration statement is claimed under the provision of Section 10.1(d) of the Philippine Securities Regulation Code. No confirmation has been obtained from the Philippine Securities and Exchange Commission that the scrip dividend scheme qualifies as an exempt transaction. ***THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE SECURITIES REGULATION CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.***

General

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder.

Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System. Investors should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Expected timetable

Fix the market value of a New Share (5 trading days average)	Tuesday, 4 May 2010 to Monday, 10 May 2010
Publish an announcement setting out the basis of allotment of the New Shares	after the close of business on Monday, 10 May 2010
Last day of receipt of form of election	Tuesday, 18 May 2010
Dividend warrant and share certificate to all shareholders	Wednesday, 2 June 2010
Commencement of dealings in the New Shares	Friday, 4 June 2010

Yours faithfully,
CHENG KAR-SHUN, HENRY
Managing Director

RECEIVED

2010 MAY 27 P 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃要件，請即處理

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(於香港註冊成立之有限公司)
(Stock Code: 0017)
(股份代號：0017)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 OF HK$0.10 PER SHARE IN THE FORM OF SCRIP DIVIDEND WITH CASH OPTION
截至2009年12月31日止六個月之中期息每股0.10港元，會採取以股代息，惟股東可選擇收取現金

FORM OF ELECTION
選擇表格

IF YOU WISH TO RECEIVE ONLY SHARES, DO NOT COMPLETE THIS FORM
如擬全部收取股份者，不用填寫本表格

IF YOU WISH TO RECEIVE CASH IN LIEU OF THE PROPOSED ALLOTMENT OF SHARES EITHER IN WHOLE OR IN PART OR IF YOU WISH TO MAKE A PERMANENT ELECTION TO RECEIVE CASH IN LIEU OF SHARES IN FUTURE YOU MUST COMPLETE THIS FORM AND RETURN IT TO TRICOR TENGIS LIMITED, 26/F, TESBURY CENTRE, 28 QUEEN'S ROAD EAST, WAN CHAI, HONG KONG SO AS TO ARRIVE NOT LATER THAN 4:00 P.M. ON TUESDAY, 18 MAY 2010.
如擬就全部或部份配發之股份選擇收取現金或如擬於日後長期選擇收取現金，則最遲須於2010年5月18日星期二下午四時將表格填妥交回香港灣仔皇后大道東二十八號金鐘匯中心二十六樓卓佳登捷時有限公司。

THOSE SHAREHOLDERS ELECTING TO RECEIVE NEW SHARES ARE ADVISED TO REFER TO THE ANNOUNCEMENT TO BE MADE AFTER THE CLOSE OF BUSINESS ON 10 MAY 2010 REGARDING THE BASIS OF ALLOTMENT OF THE NEW SHARES.
選擇收取新股之股東應參照於2010年5月10日辦公時間結束後發出有關新股配發基準之通告。

BOX A 甲欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址	

BOX B 乙欄	REGISTERED SHAREHOLDING ON 14 APRIL 2010 在2010年4月14日登記持有之股數	

ELECTION FOR CASH (INTERIM DIVIDEND ONLY)
只就中期息選擇收取現金

IF YOU ELECT FOR PAYMENT IN CASH OF HK$0.10 PER SHARE IN LIEU OF SHARES FOR THE INTERIM DIVIDEND FOR THE WHOLE OR PART OF YOUR REGISTERED SHAREHOLDING, YOU MUST INSERT IN BOX C THE NUMBER OF SHARES IN RESPECT OF WHICH THE DIVIDEND IS TO BE PAID IN CASH.
如擬就名下之全部或部份股份選擇收取現金每股0.10港元，代替以股份配發之中期息，請在丙欄內填上選擇收取現金之股數。

BOX C 丙欄	NUMBER OF SHARES ON WHICH INTERIM DIVIDEND TO BE PAID IN CASH 選擇收取現金中期息之股數	

NOTE: IF YOU DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE CASH OR IF YOU ELECT TO RECEIVE CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING, THEN IN EITHER CASE, YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME(S).
附註： 如未有註明意欲收取現金之股數，或如所註明選擇收取現金之股數較登記在名下者為多，則在此兩種情形下， 閣下將被視為已就名下全部股份選擇收取現金論。

PERMANENT ELECTION FOR CASH
長期選擇收取現金

IF YOU PERMANENTLY ELECT TO RECEIVE CASH IN LIEU OF SHARES IN RESPECT OF THE INTERIM DIVIDEND AND ALL FUTURE DIVIDENDS FOR THE WHOLE OF YOUR REGISTERED SHAREHOLDING, PLEASE WRITE "YES" IN BOX D.
如擬就名下之全部股份之中期息及日後全部股息長期選擇收取現金，則請在丁欄內填寫「是」字。

BOX D 丁欄	PERMANENT ELECTION FOR CASH 長期選擇收取現金	

NOTE: IF YOU WISH TO ELECT TO RECEIVE PART ONLY OF THIS INTERIM DIVIDEND IN CASH YOU CANNOT MAKE A PERMANENT ELECTION. A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR SHAREHOLDING. IF A PERMANENT ELECTION IS MADE YOU WILL NOT RECEIVE NOTICE OF ANY FUTURE RIGHT OF ELECTION NOR A FORM OF ELECTION. A PERMANENT ELECTION CAN BE REVOKED AT ANY TIME BY SEVEN DAYS (INCLUDING BUSINESS AND NON-BUSINESS DAYS) WRITTEN NOTICE TO TRICOR TENGIS LIMITED.
附註： 如 閣下只就此項中期息其中部份選擇收取現金，則不能作出長期收取現金之選擇。股東如欲長期選擇收取現金，則必須就其全部股份作出此項選擇。股東如長期選擇收取現金，則日後將不會再獲通知選擇權，同時亦不會再獲寄予選擇表格。所作出之長期選擇可隨時由股東向卓佳登捷時有限公司發出七天(包括營業日及非營業日)書面通知後予以撤回。

THIS FORM IS FOR THE USE ONLY OF THE SHAREHOLDER(S) NAMED IN BOX A. NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.
本表格只供甲欄所指定之股東使用。本公司不會就收到本表格一事發給收據。
SHARE CERTIFICATES AND/OR CHEQUES FOR THE CASH ENTITLEMENT WILL BE SENT BY ORDINARY POST ON OR BEFORE 2 JUNE 2010 TO THE SHAREHOLDER(S) AT THEIR RISK TO THE ADDRESS ABOVE OR, IN THE CASE OF CHEQUES, IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).
股票及(或)現金股息付款支票將以普通郵遞之方式按上文所註明之地址於2010年6月2日或以前寄予股東，如有郵誤，由股東承擔責任。付款支票將按股東所發出之任何經常性指示寄予股東。
PLEASE SIGN BELOW IF YOU ELECT FOR CASH IN LIEU OF SHARES FOR THE INTERIM DIVIDEND OR PERMANENTLY ELECT FOR CASH IN LIEU OF SHARES FOR THE INTERIM DIVIDEND AND ALL FUTURE DIVIDENDS.
如擬就中期息選擇收取現金，或如擬就中期息及日後一切股息長期選擇收取現金，則請在下文簽署。 DATE日期：..

(1) .... (2) .... (3) .... (4) ....

(USUAL SIGNATURE(S)) (慣用簽名式)

TEL. NO. 電話號碼	

NOTES: (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. 所有聯名持有人均須簽署。
附註： (ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED ON ITS BEHALF BY A DULY AUTHORISED OFFICIAL, WHOSE OFFICE SHOULD BE STATED. 股東如屬有限公司，則表格須由正式授權人簽署，並須註明簽署人之職位。

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(於香港註冊成立之有限公司)

RECEIVED
2010 MAY 27 P 2:13

3 May 2010

Dear Non-Registered Holder of securities of the Company

Notification of publication of circular in relation to interim dividend for the six months ended 31 December 2009 (the "Circular") on the Company's website

We hereby notify you that the Circular of the Company, in both English and Chinese, is now available on the Company's website at www.nwd.com.hk.

You may access the Circular by clicking "Announcement" under "For Investors" section of the Company's website.

If you wish to receive a printed copy of the Circular, you can complete the Request Form on the reverse of this notification and return it to the Company's registrar in Hong Kong, Tricor Tengis Limited, by post using the mailing label provided. The printed copy of the Circular will be sent to you free of charge upon receipt of your request.

Please note that by completing and returning the Request Form to request for the printed copy of the Circular, you will expressly indicate that you prefer to receive all future Corporate Communications of the Company in printed form.

Should you have any queries relating to this notification, please contact Customer Service Hotline of Tricor Tengis Limited at (852) 2980 1333 from 9:00 a.m. to 5:00 p.m., Monday to Friday (excluding public holidays).

Yours faithfully,
For and on behalf of
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

致本公司證券的非登記持有人

於本公司網站刊發有關截至2009年12月31日止六個月之中期股息通函(「通函」)的通知

我司現謹通知　閣下，本公司之通函的英文本及中文本，現已登載於本公司網站www.nwd.com.hk。

請於本公司網站內的「投資界」項目內按「通告」以閱覽及接收通函。

倘　閣下擬收取通函的印刷本，可填妥本通知背面之申請表格及利用郵寄標籤寄回本公司之股份過戶登記處－卓佳登捷時有限公司。通函的印刷本將免費發送予　閣下。

請注意，當　閣下填寫及寄回申請表格以索取通函的印刷本後，即表示　閣下確認擬收取本公司日後刊發的所有公司通訊的印刷本。

倘　閣下對本通知有任何查詢，請於星期一至星期五(公眾假期除外)上午9時至下午5時致電卓佳登捷時有限公司客戶服務熱綫，電話號碼為(852) 2980 1333。

代表
新世界發展有限公司
梁志堅
公司秘書
謹啟

2010年5月3日

Request Form
申請表格

To: **New World Development Company Limited (the "Company")**
c/o Tricor Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Wanchai, Hong Kong

致： **新世界發展有限公司(「公司」)**
卓佳登捷時有限公司轉交
香港灣仔皇后大道東二十八號
金鐘匯中心二十六樓

I/We would like to receive the printed copy of circular in relation to interim dividend for the six months ended 31 December 2009 (the "Circular") and all future Corporate Communications of the Company in printed form.
本人／吾等要求索取有關截至2009年12月31日止六個月之中期股息通函(「通函」)及 貴公司日後刊發的所有公司通訊的印刷本。

Signature :
簽署： ______________________

Date:
日期： ______________________

Name:
姓名： ______________________ (English英文)
(in block letters 以正楷填寫)

______________________ (Chinese中文)

Contact Phone Number:
聯絡電話： ______________________

Notes 註：

1. Corporate Communications refer to any document issued or to be issued by the Company for information or action of holders of securities of the Company, including but not limited to annual report, interim report, notice of meeting, listing document, circular and proxy form.
公司通訊指由公司發出或將予發出以供公司證券持有人參照或採取行動的任何文件，其中包括但不限於年報、中期報告、會議通告、上市文件、通函及代表委任表格。

2. By completing and returning this Request Form to request for the printed copy of the Circular, you have expressly indicated that you prefer to receive all future Corporate Communication of the Company in printed form.
當 閣下填寫及寄回申請表格以索取通函的印刷本後，即表示 閣下確認擬收取公司日後刊發的所有公司通訊的印刷本。

(Please cut along the dotted line請沿虛線剪下)

Please cut the mailing label and stick this on an envelope to return this Request Form to us.
No postage stamp is required for local mailing
當 閣下寄回此申請表格時，請將此郵寄標籤剪貼於信封上。
如在本港投寄， 閣下無需支付郵費或貼上郵票

Mailing Label 郵寄標籤

Tricor Tengis Limited
卓佳登捷時有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港
New World Development (17)

For Main Board and GEM listed issuers

HKEx 香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/04/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 03/05/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ____________

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ____________

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,900,653,205**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,900,653,205**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	127,857,505
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A						
Class of shares issuable *(Note 1)* Ordinary						
Subscription price HKD26.784						
EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E.	(Ordinary shares)	Nil	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(stock code: 0017)

CONTINUING CONNECTED TRANSACTIONS

In the ordinary course of their business, members of the NWSH Group regularly enter into continuing connected transactions with members of the CTF Enterprises Group (which includes members of the Group). In order to streamline such continuing connected transactions, in particular, to consolidate the transactions contemplated under the 2008 Master Operational Services Agreement, the 2008 Master Financial Services Agreement and the NWST Master Services Agreement into one agreement, NWSH and CTF Enterprises entered into the CTF Master Services Agreement on 7 May 2010 whereby each of NWSH and CTF Enterprises agrees to procure that members of the NWSH Group or the CTF Enterprises Group (to the extent practicable) engage relevant members of the CTF Enterprises Group or the NWSH Group to provide the Operational Services to relevant members of the NWSH Group or the CTF Enterprises Group.

As the Group holds approximately 57.9% of the total issued share capital of NWSH, NWSH is a subsidiary of the Company. As CTF Enterprises holds approximately 39.9% of the total issued share capital of the Company, it is a controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the CTF Master Services Agreement and all the transactions contemplated thereunder (excluding the transactions between the NWSH Group and the Group) constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

As each of the percentage ratios in respect of the Continuing Connected Transactions contemplated under the CTF Master Services Agreement will be less than 2.5% on an annual basis, such transactions will only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and will be exempt from the independent shareholders' approval requirement.

1. BACKGROUND

On 24 January 2008, NWSH and CTF Enterprises entered into the 2008 Master Operational Services Agreement whereby each of NWSH and CTF Enterprises agreed to procure that members of the NWSH Group or the CTF Enterprises Group (which included members of the Group but excluding members of the NWST Group) (to the extent practicable) engage relevant members of the CTF Enterprises Group (excluding members of the NWST Group) or the NWSH Group to provide the

Operational Services (except the Financial Services) to relevant members of the NWSH Group or the CTF Enterprises Group (excluding members of the NWST Group) during the term of the 2008 Master Operational Services Agreement.

Also on 24 January 2008, NWSH and CTF Enterprises entered into the 2008 Master Financial Services Agreement whereby CTF Enterprises agreed to procure that members of the CTF Enterprises Group (which included members of the Group but excluding members of the NWST Group) (to the extent practicable) engage relevant members of the NWSH Group to provide the Financial Services to relevant members of the CTF Enterprises Group (excluding members of the NWST Group) during the term of the 2008 Master Financial Services Agreement.

On 18 May 2007, NWSH and NWST entered into the NWST Master Services Agreement whereby (a) NWST agreed to procure that members of the NWST Group engage members of the NWSH Group to provide the Operational Services to the NWST Group; and (b) NWST agreed to, and undertook to procure relevant members of the NWST Group, rent and license certain spare spaces as and when required by relevant members of the NWSH Group. NWST, being an associate of CTF Enterprises, is a connected person of the Company.

As the threshold stipulated under Rule 14A.34 of the Listing Rules was not exceeded at any relevant time, the continuing connected transactions contemplated under the 2008 Master Operational Services Agreement, the 2008 Master Financial Services Agreement and the NWST Master Services Agreement did not require independent shareholders' approval.

In the ordinary course of their business, members of the NWSH Group regularly enter into continuing connected transactions with members of the CTF Enterprises Group (which includes members of the Group). In order to streamline such continuing connected transactions, in particular, to consolidate the transactions contemplated under the 2008 Master Operational Services Agreement, the 2008 Master Financial Services Agreement and the NWST Master Services Agreement into one agreement, NWSH and CTF Enterprises entered into the CTF Master Services Agreement on 7 May 2010 whereby each of NWSH and CTF Enterprises agrees to procure that members of the NWSH Group or the CTF Enterprises Group (to the extent practicable) engage relevant members of the CTF Enterprises Group or the NWSH Group to provide the Operational Services to relevant members of the NWSH Group or the CTF Enterprises Group. Subject to the approval of the independent shareholders of NWSH, the 2008 Master Operational Services Agreement, the 2008 Master Financial Services Agreement and the NWST Master Services Agreement shall be terminated on 1 July 2010, i.e. on commencement of the CTF Master Services Agreement.

As the Group holds approximately 57.9% of the total issued share capital of NWSH, NWSH is a subsidiary of the Company. As CTF Enterprises holds approximately 39.9% of the total issued share capital of the Company, it is a controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the CTF Master Services Agreement and all the transactions contemplated thereunder (excluding the transactions between the NWSH Group and the Group) constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

2. CONTINUING CONNECTED TRANSACTIONS UNDER THE CTF MASTER SERVICES AGREEMENT

Date:	7 May 2010
Parties:	(1) CTF Enterprises (2) NWSH
Duration:	An initial term of three years commencing from 1 July 2010 to 30 June 2013 (both days inclusive). Subject to re-compliance with the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules and/or any other applicable requirements under the Listing Rules at the relevant time, the CTF Master Services Agreement may be renewed for a further term of three years.
Nature of Transactions:	Provision of the Operational Services by members of the NWSH Group to members of the CTF Enterprises Group and vice versa.
Pricing:	On normal commercial terms and at rates no less favourable than the rates charged to independent third parties which are customers of the NWSH Group or the CTF Enterprises Group (as the case may be).

Provision of the Operational Services

Under the CTF Master Services Agreement, each of NWSH and CTF Enterprises agrees to, and agrees to procure that members of the NWSH Group or the CTF Enterprises Group (to the extent practicable) engage relevant members of the CTF Enterprises Group or the NWSH Group to provide the Operational Services to relevant members of the NWSH Group or the CTF Enterprises Group during the term of the CTF Master Services Agreement.

The Operational Services include the following categories of services, and such other types of services as NWSH and CTF Enterprises may agree upon from time to time in writing:

Operational Services categories	**Description of services**
(a) Contracting Services	Building and general construction, civil engineering, building exterior and interior design, building repair, renovation maintenance and other services, demolition, piling and foundation, building and property fitting out and decoration work, construction management and the supply of construction and building equipment and materials, electrical and mechanical engineering works, supply and installation of air-conditioning, heating and ventilation systems, fire services systems, plumbing

and drainage systems, lift repair and maintenance services, electrical systems and system design and consultancy and computer aided drafting services.

(b) General and Rental Services

Cleaning and landscaping services – general cleaning, vessel and vehicle cleaning, bus depot cleaning, bus terminus cleaning, office cleaning and bus shelter, stop and related facility cleaning, landscaping and plant maintenance, the supply of plants and laundry services.

Facility management services – provision of information technology and telecommunications services, provision of convention and exhibition facilities, related functions and services, food and beverage catering services, food processing, trading and supply, and merchandise sourcing, procurement and supply.

Property management services – property management, property sales, vessel and vehicle sales and letting agency services, pre-marketing consultancy services, technical services and the provision of car parking, management and related services (including certain rebates to be paid by the NWSH Group).

Security and guarding services – provision of security guards, security systems installation and maintenance services, coinbox collection and coin counting services, armoured transport services and supply of security products.

Financial services – risk management, insurance management, global and regional management, alternate risk financing and reinsurance brokerage services.

Rental services – rental of properties, spare spaces, vehicles and vessels.

The above-mentioned engagement is subject to the following qualifications:

(a) the engagement only applies to services required for business, projects and premises for which the relevant members of the NWSH Group or the CTF Enterprises Group (as the case may be) have the right to select providers of the relevant services;

(b) the engagement is not contrary to the terms of contracts governing the relevant business, projects or premises or any applicable laws, regulations or administrative directives promulgated by competent authorities to which the business, projects and/or premises of the relevant members of the NWSH Group or the CTF Enterprises Group (as the case may be) relate; and

(c) in the event that the relevant members of the NWSH Group or the CTF Enterprises Group (as the case may be) are required to select the providers of particular services through auction tenders, the engagement shall only become effective as and when the relevant members of the CTF Enterprises Group or the NWSH Group (as the case may be) have been selected by the relevant members of the NWSH Group or the CTF Enterprises Group (as the case may be) to provide the relevant services as a result of the relevant auction tenders.

Terms and pricing policies

Pursuant to the CTF Master Services Agreement, members of the CTF Enterprises Group and members of the NWSH Group shall, from time to time during the term of the CTF Master Services Agreement, enter into separate Operational Agreements in respect of the provision of the Operational Services provided that such separate agreements shall always be subject to the CTF Master Services Agreement. In this connection, NWSH and CTF Enterprises have agreed that:

(a) the prices and terms of the Operational Agreements with respect to the Contracting Services and the General and Rental Services shall be determined in the ordinary course of business on normal commercial terms, negotiated on arm's length basis and at prices and terms no less favourable than those charged and provided to independent third party customers of the NWSH Group or the CTF Enterprises Group (as the case may be);

(b) the prices and terms at which the security and guarding services as grouped under the General and Rental Services to be provided shall be determined in the ordinary course of business on a cost-plus basis on terms (including prices) no less favourable than those charged to and contracted with other independent third party customers of the NWSH Group. The cost element includes all direct costs incurred, such as staff costs, public liability insurance and other indirect or common costs allocated on revenue or other equitable basis; and

(c) the term of each Operational Agreement shall be fixed and in any event shall not exceed three years. If the term of an Operational Agreement extends beyond 30 June 2013 (that is, the date on which the initial term of the CTF Master Services Agreement ends), the Company and NWSH will re-comply with the applicable requirements under the Listing Rules at the relevant time.

In pricing its services to independent third party customers, the NWSH Group will take into consideration factors which are common and reasonable for providers of similar services such as market conditions, competition, profit margin, direct and indirect costing, opportunity cost, project duration and all relevant risk factors including client risk.

3. HISTORIC AGGREGATE TRANSACTION VALUES AND ANNUAL CAPS

The aggregate transaction values and the maximum aggregate annual value (the "**Annual Cap**") in respect of the Operational Services with the CTF Enterprises Group (excluding transactions between the NWSH Group and the Group but including the NWST Group) for the financial years ended 30 June 2008, 2009 and the six months ended 31 December 2009 were as follows:

Categories	Aggregate transaction values		
	Financial year ended 30 June 2008 *(HK$ million)*	**Financial year ended 30 June 2009** *(HK$ million)*	**6 months ended 31 Dec 2009** *(HK$ million)*
Contracting Services by members of the NWSH Group to members of the CTF Enterprises Group	75.8	165.5	138.0
General and Rental Services by members of the NWSH Group to members of the CTF Enterprises Group	45.7	36.3	7.2
General and Rental Services by members of the CTF Enterprises Group to members of the NWSH Group	6.2	3.6	1.7
Total	127.7	205.4	146.9

Categories	Annual Caps for each of the financial years ended/ending 30 June		
	2008 *(HK$ million)*	**2009** *(HK$ million)*	**2010** *(HK$ million)*
Contracting Services by members of the NWSH Group to members of the CTF Enterprises Group *(Note 1)*	499.9	484.3	483.0
General and Rental Services by members of the NWSH Group to members of the CTF Enterprises Group *(Note 2)*	95.2	97.2	99.6
General and Rental Services by members of the CTF Enterprises Group to members of the NWSH Group *(Note 3)*	809.0	809.0	809.0
Total	1,404.1	1,390.5	1,391.6

Notes:

(1) This Annual Cap includes (i) the Annual Cap for "Contracting Services" by members of the NWSH Group to members of the CTF Enterprises Group (but excluding the NWST Group) (as disclosed in the announcement of the Company dated 24 January 2008) and (ii) the Annual Cap for "Contracting Services" by members of the NWSH Group to members of the NWST Group (as disclosed in the announcement of the Company dated 18 May 2007).

(2) This Annual Cap includes (i) the Annual Caps for "General Services", "Fees from the provision of the Financial Services by the NWSH Group, including the underwriting and sub-underwriting services" and "Rental Services" by members of the NWSH Group to members of the CTF Enterprises Group (but excluding the NWST Group) (as disclosed in the announcement of the Company dated 24 January 2008) and (ii) the Annual Caps for "Facility Management Services", "Security and Guarding Services", "Cleaning and Landscaping Services", "Financial Services" and "Property Management Services" by members of the NWSH Group to members of the NWST Group (as disclosed in the announcement of the Company dated 18 May 2007). It is noted that the Annual Cap in (i) above includes fees for the provision of certain corporate finance services which no longer form part of the continuing connected transactions between the NWSH Group and the CTF Enterprises Group as a result of the disposal of the NWSH Group's controlling interest in Taifook Securities since December 2009.

(3) This Annual Cap includes (i) the Annual Caps for "General Services", "Rental Services" and "Value of the securities which may be acquired by the NWSH Group pursuant to the underwriting and sub-underwriting commitments under the underwriting and sub-underwriting services" by members of the CTF Enterprises Group to members of the NWSH Group (but excluding the NWST Group) (as disclosed in the announcement of the Company dated 24 January 2008) and (ii) the Annual Cap for "Rental or licensing of spare spaces" by members of the NWST Group to members of the NWSH Group (as disclosed in the announcement of the Company dated 18 May 2007). It is noted that the Annual Cap for "Value of the securities which may be acquired by the NWSH Group pursuant to the underwriting and sub-underwriting commitments under the underwriting and sub-underwriting services" (as disclosed in the announcement of the Company dated 24 January 2008) no longer forms part of the continuing connected transactions between the NWSH Group and the CTF Enterprises Group as a result of the disposal of the NWSH Group's controlling interest in Taifook Securities since December 2009.

The Company further notes that the aggregate transaction values in respect of the Contracting Services and the General and Rental Services from 1 July 2009 to the date of this announcement are within the respective Annual Caps set for the financial year ending 30 June 2010. Therefore, the historic aggregate transaction values were within the historic Annual Caps and the Company had complied with the relevant reporting and announcement requirements under Chapter 14A of the Listing Rules.

4. REASONS FOR, AND BENEFITS OF, ENTERING INTO THE CTF MASTER SERVICES AGREEMENT

The transactions contemplated under the CTF Master Services Agreement are expected to be of a recurrent nature and will occur on a regular and continuing basis in the ordinary and usual course of business of the NWSH Group and the CTF Enterprises Group. The above-mentioned Operational Agreements will be agreed on an arm's length basis and on normal commercial terms.

The Board (including the independent non-executive directors) is of the view that the terms of the CTF Master Services Agreement are fair and reasonable, and in the interests of the Company and its shareholders as a whole, and that it is beneficial for NWSH to enter into the CTF Master Services Agreement because the continuing connected transactions contemplated thereunder will continue to facilitate the business operations of the NWSH Group in general.

5. MAXIMUM AGGREGATE ANNUAL VALUES

It is expected that the Annual Cap in respect of each category of the Operational Services contemplated under the CTF Master Services Agreement (excluding the transactions between the NWSH Group and the Group) will be as follows:

	Annual Cap for each of the financial years ending 30 June		
Operational Services categories	**2011**	**2012**	**2013**
	(HK$ million)	*(HK$ million)*	*(HK$ million)*
Contracting Services by members of the NWSH Group to members of the CTF Enterprises Group	578.3	553.5	423.8
General and Rental Services by members of the NWSH Group to members of the CTF Enterprises Group	23.4	31.6	32.6
General and Rental Services by members of the CTF Enterprises Group to members of the NWSH Group	4.3	5.5	7.0
Total	606.0	590.6	463.4

Each of the Annual Caps has been determined by reference to: (a) the historical annual or annualised amounts in respect of that category of service provided by the relevant members of the NWSH Group to the relevant members of the CTF Enterprises Group or vice versa during the past three financial years; and (b) the projected annual or annualised amounts in respect of that category of service to be provided by the relevant members of the NWSH Group to the relevant members of the CTF Enterprises Group or vice versa in the next three financial years.

The above-mentioned projected figures are determined based on the relevant historical figures, taking into account the business growth of the CTF Enterprises Group, the estimated future demand, the inflation factor and adjustments for non-recurring or extraordinary items, and on the principal assumptions that, for the duration of the projected period: (i) the Contracting Services will benefit from the potential recovery of the Hong Kong property market and the potential development of the

land banks of the CTF Enterprises Group; and (ii) there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the businesses of the NWSH Group.

The decrease in the projected Annual Caps for the General and Rental Services by members of the NWSH Group to members of the CTF Enterprises Group is due to the disposal of the NWSH Group's controlling interest in Taifook Securities as announced by the Company on 23 November 2009. It is noted that certain corporate finance services (including financial advisory, placing, underwriting and sub-underwriting services) provided by the NWSH Group to the relevant members of the CTF Enterprises Group were provided through subsidiaries of Taifook Securities. Such transactions ceased to be continuing connected transactions of the Company as Taifook Securities is no longer as a subsidiary of NWSH since December 2009.

The Board is of the opinion that the proposed Annual Caps as stated above are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Company will comply with the Listing Rules in the event that any of the Annual Caps set out above is exceeded.

6. REQUIREMENTS OF THE LISTING RULES

As at the date of this announcement, the Group holds approximately 57.9% of the total issued share capital of NWSH and NWSH is a subsidiary of the Company. CTF Enterprises holds approximately 39.9% of the total issued share capital of the Company, and is a controlling shareholder of the Company and hence a connected person of the Company.

The CTF Master Services Agreement and all the transactions contemplated thereunder, excluding the transactions between the NWSH Group and the Group, constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

As each of the relevant percentage ratios of the Continuing Connected Transactions will be less than 2.5% on an annual basis, such transactions will only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and will be exempt from independent shareholders' approval requirement.

In the event that any of the Annual Caps is exceeded or the CTF Master Services Agreement is renewed or materially varied, the Company will re-comply with the reporting, announcement and independent shareholders' approval requirements pursuant to Rules 14A.45 to 14A.48 of the Listing Rules as appropriate.

7. INFORMATION REGARDING CTF ENTERPRISES, THE GROUP AND THE NWSH GROUP

CTF Enterprises

The principal activity of CTF Enterprises is investment holding.

The Group

The Group is principally engaged in investments in the areas of property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

The NWSH Group

The NWSH Group is principally engaged in: (i) the investment in and/or operation of facilities, contracting, transport and financial services; and (ii) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as ports and logistics facilities.

8. DEFINITIONS

Unless the context otherwise requires, the following expressions have the meanings set out in this announcement:

"associates"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of directors of the Company
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Continuing Connected Transactions"	the transactions contemplated under the CTF Master Services Agreement, excluding the transactions between the NWSH Group and the Group
"Contracting Services"	construction, engineering and related services provided by members of the NWSH Group to members of the CTF Enterprises Group as described in Section 2 of this announcement
"CTF Enterprises"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability which holds approximately 39.9% of the total issued share capital of the Company and approximately 2.8% of the total issued share capital of NWSH
"CTF Enterprises Group"	CTF Enterprises and its subsidiaries and any other company in the equity capital of which CTF Enterprises and/or any of its subsidiaries taken together are directly or indirectly interested so as to exercise or control the exercise of 30% or more of the voting power at general meetings, and for the purposes of this announcement, excludes the NWSH Group but includes the Group and the NWST Group

"CTF Master Services Agreement"	the master services agreement in relation to the Operational Services entered into between NWSH and CTF Enterprises on 7 May 2010
"Financial Services"	financial advisory, insurance brokerage, MPF scheme management services and related services (as applicable) provided by members of the NWSH Group to members of the CTF Enterprises Group and members of the NWST Group as set out in the 2008 Master Financial Services Agreement and the NWST Master Services Agreement respectively
"General and Rental Services"	cleaning, landscaping, facility management, information technology and telecommunications, property management, security and guarding, financial, rental and related services provided by members of the NWSH Group or the CTF Enterprises Group to members of the CTF Enterprises Group or the NWSH Group as described in Section 2 of this announcement
"Group"	the Company and its subsidiaries and for the purposes of this announcement, excludes the NWSH Group
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange and a subsidiary of the Company
"NWSH Group"	NWSH and its subsidiaries
"NWST"	NWS Transport Services Limited, a company incorporated in the British Virgin Islands with limited liability in which each of CTF Enterprises and NWSH holds 50% indirect equity interest
"NWST Group"	NWST and its subsidiaries
"NWST Master Services Agreement"	the master services agreement entered into between NWSH and NWST on 18 May 2007

"Operational Agreements"	the individual agreements in respect of the provision of any of the Operational Services which may from time to time be entered into between a member of the CTF Enterprises Group and a member of the NWSH Group pursuant to the CTF Master Services Agreement, and "Operational Agreement" means any of them
"Operational Services"	Contracting Services, General and Rental Services and such other types of services as NWSH and CTF Enterprises may agree upon from time to time in writing
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Taifook Securities"	Taifook Securities Group Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange. As at the date of this announcement, NWSH holds approximately 8.99% of its total issued share capital
"2008 Master Financial Services Agreement"	the master financial services agreement entered into between NWSH and CTF Enterprises on 24 January 2008
"2008 Master Operational Services Agreement"	the master operational services agreement entered into between NWSH and CTF Enterprises on 24 January 2008

By order of the Board
Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 7 May 2010

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai,John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 31 DECEMBER 2009

On 17 March 2010, the Directors of New World Development Company Limited (the "Company") announced an interim dividend for the six months ended 31 December 2009 in scrip form equivalent to HK$0.10 per share with a cash option to shareholders on the register of members of the Company on 14 April 2010. This announcement is to advise the shareholders of the Company how the scrip entitlements to the said interim dividend are being arrived at.

A circular setting out the details of the said interim dividend was sent to shareholders of the Company on 3 May 2010. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of one existing Share on The Stock Exchange of Hong Kong Limited for the five consecutive trading days commencing from and including 4 May 2010 (on which such price is available). It is now determined that the said average closing price is HK$13.216. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said interim dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.10}}{\text{HK\$13.216} \times \frac{97}{100}}$$

The number of new Shares to be issued to each shareholder of the Company will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be refunded in cash to the respective shareholders concerned. The new Shares will not rank for the interim dividend for the six months ended 31 December 2009 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 2 June 2010.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 10 May 2010

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David , Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung , Mr. LIANG Cheung-Biu, Thomas and Ms. KI Man-Fung, Leonie and (c) the Independent Non-executive Directors of the Company are Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor), Mr. HO Hau-Hay, Hamilton and Mr. LEE Luen-Wai, John.